May 25, 2006

Paracorp Incorporated
As agent for service for Sun World Partners, Inc.
318 North Carson St., Suite #208
Carson City, NV 89701

> **Re: Sun World Partners, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed May 17, 2006**
> **File No. 333-132472**

Dear Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Competition and Competitive Strategy, page 19

1.   We note your disclosure is response to prior comment 17. Please tell us how you concluded that your "limited review" provides you a sufficient basis to make the statements in your prospectus.

Patent, Trademark, License & Franchise Restrictions, page 20

2.   Please refer to prior comment 22. Please review the disclosure throughout your document to ensure that you are referring to the appropriate entity. For example, we note the reference in the third paragraph of this section that Tiempo does not hold any intellectual property.

Liquidity, page 23

3.   Please refer to prior comment 32. Please tell us how you determined that Section
        5.09(b) is not an ongoing obligation.

Certain Relationships and Related Transactions, page 27

4.   Please refer to prior comment 34. Please expand the fourth paragraph of this
        section to disclose the loan balance as of the most recent practical date. $136,342

Rule 144 Shares, page 28

5.   Please show us how your disclosure in response to prior comment 37 reflects the
        90-day period in rule 144(c)(1).

Recent Sales of Unregistered Securities, page 31

6.   Please refer to prior comment 45. Your response that the shares were issued more
        than three years ago conflicts with the disclosure on page F-5 about the issuance
        of such shares in 2004. Please revise.

Exhibits

7.   Please refer to prior comment 47. Please file the most recent lease agreement as
        an exhibit.

8.   Please refer to prior comment 48. Please file the consents of your auditors and
        your counsel to being named in the registration statement.

9.   Please tell us the purpose of the statement "Admitted in California" in exhibit 5.
        If the statement in any way is a jurisdictional qualification, please file an opinion
        of counsel who can file an unqualified opinion regarding Nevada law.

Undertakings

10.   Please refer to prior comment 52. Please provide the applicable undertakings
        required by Item 512(g) of Regulation S-B. Also, if you provide the undertaking
        required by Item 512(f), you should provide the entire undertaking separate from
        the undertaking required by Item 512(a)(2).

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Burton at (202) 551-3626 or Michele Gohlke, Branch Chief, at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief